Exhibit 21.1
YETI HOLDINGS, INC.
SUBSIDIARIES AS OF DECEMBER 30, 2023

Subsidiary	Jurisdiction
YETI Coolers, LLC	Delaware
YETI Custom Drinkware, LLC	Delaware
YETI Australia Proprietary Limited	Australia
YETI Hong Kong Limited	Hong Kong
YETI Canada Limited	Canada
YETI Outdoor Products (Shanghai) Company Limited	China
YETI UK Limited	United Kingdom
YETI Asia Private Limited	Singapore
YETI Japan G.K.	Japan
YETI Europe B.V.	Netherlands